1114 Avenue of the Americas 34th Floor New York, NY 10036 212.697.9660 telephone 212.697.9466 facsimile www.warrenresources.com

November 18, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. H. Robert Schwall

Re:                             Warren Resources, Inc.

Registration Statement on Form S-3

File No. 333-198815

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Warren Resources, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 so that it becomes effective at 4:00 p.m., Eastern Time, on November 20, 2014 or as soon thereafter as practicable.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting Alan Baden (telephone: (713) 217-2889; facsimile (832) 397-8044).

Very truly yours,

WARREN RESOURCES, INC.

By:	/s/ Saema Somalya
Saema Somalya
Senior Vice President, General Counsel and
Corporate Secretary

cc:                                Parhaum J. Hamidi,
Staff Attorney